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                             August 30, 2022

       Travis A. Morgan
       Chief Financial Officer
       Future Health ESG Corp.
       8 The Green
       Suite 12081
       Dover, DE 19901

                                                        Re: Future Health ESG
Corp.
                                                            Form 10-Q for the
quarterly period ended June 30, 2022
                                                            Filed August 22,
2022
                                                            File No. 1-40788

       Dear Mr. Morgan:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the quarterly period ended June 30, 2022

       Item 4. Controls and Procedures, page 22

   1. You have concluded that disclosure controls and procedures were ineffective as of June
                                                        30, 2022, as "...the
limited internal resources available for disclosure controls and procedures represent a
material weakness in our internal control over financial reporting related to accounting
for complex financial instruments". Please tell us when this material weakness arose and the
underlying changes in your internal controls that resulted in this material weakness. In
this regard, we note management concluded that disclosure
                                                        controls and procedures
were effective in prior periods.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Travis A. Morgan
Future Health ESG Corp.
August 30, 2022
Page 2

       You may contact Jenn Do at (202) 551-3743 or Jeanne Baker at (202) 551-3691 with any questions.



FirstName LastNameTravis A. Morgan                      Sincerely,
Comapany NameFuture Health ESG Corp.
                                                        Division of Corporation
Finance
August 30, 2022 Page 2                                  Office of Life Sciences
FirstName LastName